SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.          General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: BlackRock Municipal 2018 Term Trust (the "Fund")

3.	Securities and Exchange Commission File No.: 811-10501

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]       Initial Application      [   ]          Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, Boston, MA 02116
(617) 573-4800

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Note:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[   ]       Open-end      [X]          Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Financial Management, Inc.
40 East 52nd Street
New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities during the last five years and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]       Yes            [X]          No

If Yes, for each UIT state:
Name(s):

File No.:  811-___

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]       Yes            [   ]          No

If Yes, state the date on which the board vote took place: November 15, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ]       Yes            [X]          No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval was not required because Shareholders were not entitled to vote on the termination of the Fund's existence under Article XI of the Fund's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust").  Pursuant to the terms and conditions in Article XI of the Fund's Declaration of Trust, the Fund has a limited period of existence and will cease to exist at the close of business on December 31, 2018, and the Board of the Fund may adopt a plan of liquidation at any time during the 24 months immediately preceding

December 31, 2018. Under the Declaration of Trust, the shareholders of the Fund are not entitled to vote on the adoption of any such plan or the termination of the Fund’s existence under Article XI of the Fund's Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]       Yes            [   ]          No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The Fund declared special distributions on October 1, 2018 and November 1, 2018 (each payable December 27, 2018).  The Fund also made a final liquidating distribution pursuant to the Fund's Plan of Liquidation on December 28, 2018.

(b)	Were the distributions made on the basis of net assets?

[X]       Yes            [   ]          No

(c)	Were the distributions made pro rata based on share ownership?

[X]       Yes            [   ]          No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[   ]       Yes            [X]          No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[X]       Yes            [   ]          No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

The Fund previously had outstanding publicly offered auction market preferred stock (“AMPS”). The Fund has redeemed all of its previously outstanding AMPS pursuant to the terms of such AMPS and in accordance with Rule 23c-2 under the Investment Company Act of 1940.

18.	Has the fund distributed all of its assets to the fund's shareholders?

[   ]       Yes            [X]          No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
None.

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]       Yes            [X]          No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[X]       Yes            [   ]          No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has retained cash in the amount of $126,596.82.

(b)	Why has the fund retained the remaining assets?

The Fund has retained cash in an amount sufficient to satisfy certain outstanding liabilities.

(c)	Will the remaining assets be invested in securities?

[   ]       Yes            [X]          No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]       Yes            [   ]          No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

The Fund has the following estimated liabilities:

Insurance Expenses	$0
Audit and Tax Fees	$0
Printing Fees	$5,076.50
Legal Fees	$58,462.71
Administrative Fees	$50,187.02
Total	$113,726.23

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund will pay for the liabilities identified in Question 21(a), as well as any other liabilities of the Fund that may become known, with the cash it has retained.

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $71,504.16

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Transfer Agent Expenses:	$8,070.58
Press Release Expenses:	$1,720.74
Accounting/Custodian Fee:	$0

(iv)	Total expenses (sum of lines (i)-(iii) above): $81,295.48

(b)	How were those expenses allocated?

The expenses were allocated to the Fund.

(c)	Who paid those expenses?

All expenses were paid by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]       Yes            [X]          No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[   ]       Yes            [X]          No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]       Yes            [X]          No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Municipal 2018 Term Trust, (ii) she is the Secretary of BlackRock Municipal 2018 Term Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

BlackRock Municipal 2018 Term Trust

By:	/s/ Janey Ahn
Janey Ahn
Secretary